VIA EDGAR

June 19, 2017

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    FirstEnergy Corp.
FirstEnergy Solutions Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File Nos. 333-21011 and 000-53742

Dear Mr. Thompson:

This letter is submitted by FirstEnergy Corp. (FirstEnergy or the Company) in response to the comments given by the staff (Staff) of the Division of Corporation Finance of the United States Securities and Exchange Commission (Commission) contained in the comment letter dated June 14, 2017 to K. Jon Taylor, Vice President, Controller and Chief Accounting Officer of FirstEnergy with respect to FirstEnergy’s Form 10-K for the fiscal year ended December 31, 2016, as filed on February 21, 2017 (2016 Form 10-K) and FirstEnergy’s Form 10-Q for the quarterly period ended March 31, 2017, as filed on April 27, 2017 (2017 Form 10-Q).

For your convenience, we have set forth the comment from your letter in bold typeface immediately followed by FirstEnergy’s response. Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the 2016 Form 10-K and 2017 Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements

12. Capitalization
Common Stock
Retained Earnings and Dividends, page 178

1.
We note the articles of incorporation, indentures, regulatory limitations and various other agreements relating to the long-term debt of certain subsidiaries contain provisions that could restrict your subsidiaries payment of dividends. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of December 31, 2016 and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S- X in accordance with Rule 5-04 of Regulation S-X.

Response:

(i)    The amount of restricted net assets of consolidated subsidiaries and FirstEnergy's equity in the undistributed earnings of investments accounted for by the equity method was $199 million, or 3% of the consolidated net assets of FirstEnergy as of December 31, 2016.

FirstEnergy's computation of restricted net assets is consistent with the requirements of Rule 4-08 of Regulation S-X, which determines the amount of FirstEnergy's proportionate share of net assets, after intercompany eliminations, reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of each fiscal year which may not be transferred to FirstEnergy, in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party. The computation is conducted for each consolidated and unconsolidated subsidiary and includes specific limitations or restrictions arising under the articles of incorporation, indentures, regulatory limitations, and various other agreements relating to the long-term debt of each subsidiary.

Specific third party limitations or restrictions considered in the computation as of December 31, 2016 were as follows:

•
Under the Federal Power Act it is unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in the capital account." The Federal Energy Regulatory Commission (FERC) has interpreted this provision to allow dividends to be paid as long as the source of the dividend is clearly disclosed, the dividend is not "excessive," and there is no self-dealing on the part of corporate officials. Dividends are not considered "excessive" as long as they are payable out of, and do not exceed retained earnings. However, as disclosed in Note 12 of the Combined Notes to the Consolidated Financial Statements in FirstEnergy's 2016 Form 10-K, certain subsidiaries have authorization from the FERC to pay cash dividends to FirstEnergy from paid-in capital accounts as long as their FERC-defined equity to total capitalization ratio remains above 35% or 45%, as applicable.

•
As disclosed on page 83 of FirstEnergy's 2016 Form 10-K within the Capital Resources and Liquidity section of Management's Discussion and Analysis of Registrant and Subsidiaries, FirstEnergy's revolving credit facilities contain financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%, or in one instance 75%, depending on the subsidiary, as measured at the end of each fiscal quarter with certain exclusions for FE as disclosed.

•	The first mortgage bond indenture of one of FirstEnergy's subsidiaries requires it to maintain a minimum balance within retained earnings, limiting its ability to pay dividends to FirstEnergy.

Other limitations or restrictions were considered in the computation but were not as restrictive as those noted above.

(ii) The disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X are required if the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. FirstEnergy's restricted net assets of consolidated and unconsolidated subsidiaries and its equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method were $199 million, or 3% of consolidated net assets as of December 31, 2016, and therefore disclosure under Rule 4-08(e)(3)(i) and (ii) of Regulation S-X was not required.

(iii)    The condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X are required when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. FirstEnergy's restricted net assets of consolidated subsidiaries were $199 million, or 3% of consolidated net assets as of December 31, 2016, and therefore the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X was not required.

18. Supplemental Guarantor Information, page 201

2.	Please disclose that FG is 100% owned by FES pursuant to Rule 3-10(c) and (i)(8)(i) of Regulation S-X.

Response:

We respectfully refer the Staff to the Glossary of Terms on page iii of the 2016 Form 10-K which defines FG as “FirstEnergy Generation, LLC, a wholly-owned subsidiary of FES, which owns and operates non-nuclear generating facilities.” Nonetheless, we acknowledge the Staff’s comment and to clarify, in future filings we will include disclosure in the Supplemental Guarantor footnote that FG is 100% owned by FES.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Combined Notes to Consolidated Financial Statements

10. Commitments, Guarantees and Contingencies
Environmental Matters, page 40

3.
Reference is made the last paragraph on page 41 and first paragraph on page 42 where you discuss the claim from BNSF and NS, which are the counterparties to the coal transportation contract covering the delivery of 2.5 million tons annually through 2025. Please disclose an estimate of the possible loss or range of loss in excess of the amount accrued or a statement that such an estimate cannot be made.

Response:

As disclosed in our 2017 Form 10-Q, FG, a wholly owned subsidiary of FES as discussed above, and BNSF and NS were engaged in settlement discussions to resolve all claims related to a long-term coal transportation contract dispute.  In the first quarter of 2017, FG recorded a pre-tax charge associated with this contract dispute of $55 million, which was included in the total pre-tax charge of $164 million for both the BNSF/NS and BNSF/CSX long-term coal transportation contract disputes and was based on FG’s estimated loss as a result of the status of settlement discussions.  Management considered the disclosure of a loss in excess of the amount accrued and determined, based on the status of settlement discussions, that the dispute would be settled and a loss that was materially in excess of the amount accrued was remote, resulting in no additional disclosure under ASC 450, Contingencies.

However, given the concerns about FES’ ability to continue as a going concern, as disclosed in our 2017 Form 10-Q, management concluded that it was necessary to disclose that in the event the disputes were unable to settle, which management viewed as remote, the amount of damages owed could be materially higher and may cause FES to seek bankruptcy protection.

Currently, settlement discussions continue with BNSF and NS and management continues to believe that its disclosures are appropriate. However, management will consider the status of settlement discussion in future filings and will disclose any reasonably possible loss or range of loss that is materially in excess of the amount accrued or state that such an estimate cannot be made.

If you have any questions regarding our response to staff comments, or need any additional information, please do not hesitate to call me at (330) 384-5296.

Sincerely,

/s/ K. Jon Taylor

K. Jon Taylor
Vice President, Controller and
Chief Accounting Officer